November 29, 2012

VIA EDGAR

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	TechPrecision Corporation Forms 10-K and 10-K/A Filed July 16, 2012 File No. 0-51378

Dear Mr. O’Brien:

This letter is submitted on behalf of TechPrecision Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012 (as amended by Form 10-K/A to date, the “Form 10-K”) as set forth in your letter to the Company dated November 1, 2012.  For reference purposes, the text of the comments contained in your letter dated November 1, 2012 has been reproduced herein (in bold), with the Company’s response below such comment.

In preparing the below response, we acknowledge that the Company and management are responsible for the adequacy and accuracy of the disclosures within the filing and that staff comments or changes to disclosure made by the Company in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and further that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended March 31, 2012.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16,

Results of Operations, Page 20

General
1.
You state, “Gross margins during fiscal 2012 were lower due to the erosion of substantially all estimated gross profit plus $2.4 million of contract losses incurred on new first article production and prototyping at Ranor.” However, you do not discuss why gross profit dollars have eroded, nor do you explain the increase in cost of sales for fiscal 2012.  Please advise and revise future filings accordingly.

Company Response:

In our Form 10-K we did acknowledge that gross margins during fiscal 2012 were 15.3%, compared to 30.7% for the same period in fiscal 2011, and that gross margin in any reporting period is impacted by the mix of services we provide on projects completed within that period.  In addition, we also disclosed that gross margins during fiscal 2012 were lower due to the erosion of substantially all estimated gross profit, plus $2.4 million of contract losses incurred on certain first article production and prototyping contracts at Ranor.  These two factors comprise the $5.8 million increase in costs of sales for fiscal 2012.  The contract losses cited in the Form 10-K were incurred on certain contracts involving prototyping and first article production primarily for three customers in three sectors (commercial/industrial, alternative energy, defense).  As work on the contracts progressed, significant incremental costs were incurred related to production complexities for which contract modifications and change orders ultimately were unable to be passed on to the customers.   These incremental costs caused not only the erosion of the original estimated contract gross margin but additional costs incurred to complete the contracts triggered contract losses as contract costs ultimately exceeded the contracts’ quoted price.   In earlier fiscal 2012 filings, the Company disclosed a trend of taking on a heavy volume of first article and prototyping work in an effort to repurpose the Company’s U.S. manufacturing capacity as a result of the transfer of the production of solar chambers for the Company’s largest customer from the U.S. to the Company’s wholly owned subsidiary in China, Wuxi Critical Mechanical Components Co. Ltd.  The volume of first article and prototype production at the Company’s U.S. facility in fiscal 2012 was episodic in nature and occurred as the result of the Company’s largest customer shifting production from the U.S. to China to be nearer to that customer’s end markets.   The Management’s Discussion and Analysis of the Financial Condition and Results of Operations in the Form 10-K (the “MD&A”) was intended to highlight the significant financial impact that the limited number of loss contracts had on the comparability of the Company’s reported gross margins through the cumulative effect of erosion of the estimated gross margins on the loss contracts and the contract losses themselves.   To the extent this impacts comparability in fiscal 2013 or we encounter material contract losses in the future, we will highlight, in an expanded manner, the factors contributing to both margin erosion and contract losses incurred on applicable contracts.

Liquidity and Capital Resources, page 22

Contractual Obligations, page 15

2.
We note from page F-13 that costs incurred on uncompleted contracts and billings on uncompleted contracts each increased 37% during fiscal 2012, compared to an increase in sales of only 3%. Please tell us and revise future filings to: i) explain the reasons for the increases in these accounts; and ii) quantify how much of the costs incurred on uncompleted contracts at March 31, 2012 and June 30, 2012 were subsequently billed and collected.

Company Response:

We have continued to provide a roll-forward of costs incurred on uncompleted contracts and billings on uncompleted contracts.   In addition, we have added disclosure in our Quarterly Report on Form 10Q for the period ended September 30, 2012 (the “September Form 10-Q”) that highlights the fact that the balance of costs incurred on uncompleted contracts will be billed and collected from customers as production billing milestones are achieved and when the orders are completed and delivered to the customer.  Generally, production, billing and collection cycles are completed on uncompleted contracts within one to twelve months of any balance sheet date.  The time required to fulfill an uncompleted contract is generally dependent upon the duration of the production cycle needed to complete a component or system to specifications outlined in that customer’s specific engineering design.

All of the production we do on behalf of customers is based upon firm orders to custom manufacture our customers’ specific engineering designs.  Accordingly, we do not produce for nor sell from inventory.  The increase in costs incurred on uncompleted contracts and billings on uncompleted contracts at March 31, 2012 represent increased production activity and progress billing activity on production orders in process but not completed at March 31, 2012.  The primary driver of the increase in costs incurred on uncompleted contracts at March 31, 2012 compared to the prior year is approximately $1.0 million of accumulated contract costs on in progress contracts with a defense sector customer.  The increase in deferred revenue as of March 31, 2012 compared to the prior year balance is attributed to an increase in open contracts and advance billings on orders with customers in the medical device sector.

Sales increased by 3% in fiscal 2012 as sales to customers in the alternative energy sector declined by $5.7 million due to lesser demand from the solar industry while sales to customers in the commercial and industrial sector increased by $5.8 million offsetting the alternative energy decline.  The increase in sales was primarily due to $1.9 million of increased sales to nuclear customers and a $0.2 million increase in sales to defense customers partially offset by a $0.7 million decline in sales to customers in the medical device sector.  The product mix for costs incurred on uncompleted contracts and advance billings at March 31, 2012 included a higher percentage of contracts in process for defense and medical device customers which had longer production cycle times than the solar furnaces that comprised the majority of open contracts at March 31, 2011.  The longer production cycle times for open contracts at March 31, 2012 were the primary reason that the percentage increase in costs incurred on uncompleted contracts and billings did not correlate with the increase in sales.

Debt Facilities, page 23

3.
You disclose that in connection with the Eleventh Amendment to the Revolving Note that the leverage ratio covenant remained in effect. Please tell us and revise future filings to disclose your actual leverage ratios at March 31, 2012 and June 30, 2012. We note from page 11 of the June 30, 2012 Form 10-Q only that you were “in compliance” therewith at June 30, 2012. In future filings as applicable, please revise to disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Company Response:

The leverage ratio covenant in effect at March 31, 2012 and June 30, 2012 required that the Company maintain a leverage ratio of less than 2:1.  The actual leverage ratios at March 31, 2012 and June 30, 2012 were 1:1 and 1.3:1, respectively and therefore the Company was in compliance with the leverage ratio covenant on those dates.   In the September Form 10-Q, we have incorporated disclosures that highlight all financial covenant ratios required, including the leverage ratio and these disclosures specifically cite the financial ratios achieved as of the most recent balance sheet date.   We will comply with the disclosure guidance in Sections 501.13.b.2 and 501.13.c in future filings and ensure that our disclosures cite applicable financial covenant ratios required as well as disclose the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date.

The table below highlights the required debt covenant financial ratio as well as the actual ratio achieved as of March 31, 2012:

Financial Ratio Description	Covenant Ratio Required	Actual Ratio Achieved at 3/31/2012
Leverage ratio	No greater than 2:1	1:1
Fixed charge coverage ratio	No less than 1.25:1	Waived (Operating Loss)
Interest coverage ratio	No less than 2:1	Waived (Operating Loss)

4.
You also disclose, “Without the execution of the Eleventh Amendment for the applicable periods the Company would have been required to reclassify all of its long-term debt as a current liability at March 31, 2012. In addition, if the lender had demanded repayment and caused the debt to be considered a short-term obligation, the Company would have been unable to pay the obligation because the Company does not have existing facilities or sufficient cash on hand to satisfy these obligations.” Please explain to us your basis for not reclassifying this long-term debt to a current liability at March 31, 2012. Refer to ASC 470-10-45-1 and 470-10-55-6. Regarding the latter ASC reference, explain your basis for your statement on page 24 that you believe you will remain in compliance with all of the revised covenants through at least June 30, 2013. We may have further comment.

Company Response:

The contract losses incurred during fiscal 2012 eroded the Company’s earnings before interest and taxes (“EBIT”) to the point where EBIT derived debt covenants were not met as of March 31, 2012.  The Company obtained a waiver for the failure to comply with the fixed charge coverage ratio and the interest coverage ratio covenants at March 31, 2012.  In addition, the Eleventh Amendment also waived the covenant testing requirements related to the ratio of earnings available to cover fixed charges and interest coverage ratio covenant for the fiscal quarters ended June 30, 2012 and September 30, 2012.  These contract losses were isolated to certain contracts that have been closed out as of September 30, 2012.   The Company has taken measures to limit the risk of contract losses on future contracts and believes the losses incurred on certain first article production and prototyping contracts during fiscal 2012 were an artifact of abruptly transitioning its U.S. manufacturing capacity from a heavy reliance on a single customer and the solar industry to a more diversified base of customers in other sectors.   This abrupt transition of manufacturing capacity from a solar product line to other product and customer opportunities in the U.S. was driven by our largest customer’s need to transition production from the U. S. to China in order to migrate its supply chain closer to its end markets and customers.

Both ASC 470-10-45-1 and 470-10-55-6 require current classification for debt in situations where a covenant default has been waived or a covenant has been modified and it is probable that the borrower will fail to meet the same debt covenant or more restrictive requirements at dates subsequent to the balance sheet and within 12 months of the balance sheet date.   The Company maintained a non-current classification of the Company’s debt obligations at March 31, 2012 as it was not probable that the Company would fail to meet covenant requirements defined in the Eleventh Amendment for periods subsequent to March 31, 2012.  Based upon the Company’s backlog at March 31, 2012, including a higher percentage of favorable margin products and the isolated losses incurred on certain first article production and prototyping contracts in the U.S. during fiscal 2012 concluding as of September 30, 2012, the Company projects meeting its debt covenant requirements outlined in the Eleventh Amendment on measurement dates of June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2012.   Additionally, the Company’s term note is also scheduled to be fully repaid on March 1, 2013 removing the related term note debt service impact from covenant requirements subsequent to March 2013.

5.
Finally, you state that “Although there will be no testing of the ratio of earnings available to cover fixed charges and the interest coverage covenant testing for the fiscal quarters ended at June 30 and September 30, 2012, the Bank will require that the Company have EBIT (earnings before interest and taxes) greater than $1 for the fiscal quarter ended September 30, 2012.” Please tell us and revise future filings accordingly to state the adverse consequences should your EBIT not be greater than $1 as of September 30, 2012. In this regard, we note you have reported apparent loss before interest and taxes for at least each of the two quarters ended June 30, 2012.

Company Response:

The consequence of failing to meet the $1 EBIT requirement at September 30, 2012 as outlined in the Eleventh Amendment and not obtaining a waiver for such noncompliance would be the same potential debt acceleration risks outlined within the MD&A relative to the other financial covenants.  The Company did subsequently meet the greater than $1 EBIT covenant for the quarter ended September 30, 2012.   In the September Form 10-Q for the quarter ended September 30, 2012, we have modified the disclosures within the Debt Facilities segment of Liquidity and Capital Resources section to make it more evident that debt acceleration and debt reclassification could be triggered by events of default on any of the Company’s financial debt covenants if such events of default are not waived by the lender, including the covenant to maintain an EBIT level of greater than $1 at September 30, 2012.  In future filings we will ensure that the adverse consequences associated with any unwaived covenant defaults are clearly outlined within the MD&A section for the reader.

The losses reported for the quarters ended March 31, 2012 and June 30, 2012 were primarily impacted by the margin erosion from the loss contracts referenced in Comment 1 above.  Such loss contracts were completed by September 30, 2012.  The Company’s backlog at September 30, 2012 was comprised predominately of orders for components that the Company has a history of manufacturing at favorable margins.   As the Company’s order mix is increasingly shifting away from a heavy volume of higher risk prototype and first article orders to an order mix comprising a greater percentage of items where the Company has historically generated repeat favorable margins, operating margins are expected to return to levels that support compliance with the Company’s EBIT based debt covenants.

Note 2 – Significant Accounting Policies, page F-8

6.
We note the Reclassification section herein, which mentions “costs incurred on uncompleted contracts, in excess of progress billings and accrued expenses on the consolidated balance sheet, provision for contract losses and costs incurred on uncompleted contracts, in excess of progress billings on the consolidated statement of cash flows, and Notes 4 and 7 have been adjusted to conform to the current year presentation.” Please tell us and revise future filings to clearly disclose how the prior year presentations have been conformed to the current year presentations. Also, tell us and revise future filings, for each project for which a material loss has been recorded: i) describe the nature of the project and the customer; ii) the date the project commenced and the estimated completion dates; iii) the total value of the project; iv) the profit/loss recorded to date; v) the estimated costs to completion; and vi) the material factors causing the loss and the factors constraining the Company’s ability to manage these factors.

Company Response:

In future filings we will clearly disclose how prior year presentations have been conformed to the current presentations.  For the period ended March 31, 2011, we reclassified $333,944 of contract losses incurred during the period from the current asset account Costs Incurred on Uncompleted Contracts, in Excess of Progress Billings, to the current liability account, Accrued Expenses. The following table shows the changes in the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows, before and after the reclassification:

DR (CR)	Before reclassification (3/31/11 Form 10k)	After reclassification (3/31/12 Form 10k)
CONSOLIDATED BALANCE SHEET:	3/31/2011	3/31/2011	Change
Costs incurred on uncompleted contracts, in excess of progress billings	$2,519,908	$2,853,852	$333,944
Accrued expenses	$(958,009)	$(1,291,953)	$(333,944)
CONSOLIDATED STATEMENT OF CASH FLOWS:
Provision for contract losses	--	$333,944	$333,944
Costs incurred on uncompleted contracts, in excess of progress billings	$229,940	$(104,004)	$(333,944)
Accrued expenses	$337,409	$337,409	$0

The Company incurred the majority of approximate $2.4 million of contract losses on contracts with three customers in three sectors during fiscal 2012, including a provision of $877,458 estimated for costs to be incurred subsequent to March 31, 2012. The total revenue value on the loss contracts was approximately $6.0 million.   Material factors causing the loss contracts were the high volume of prototyping and first article production the Company undertook during 2012, the inherent risk associated with estimating the resources required to manufacture prototypes and first articles without the benefit of previous historical experience, and the need to proactively engage customers with change orders as scope of work is modified during the course of first article and prototype production.  Because the Company has a significant customer concentration, it would be detrimental to disclose specific customers for which the Company sustained a contract loss as disclosing such could put the Company’s relationship with customers at risk and/or expose it to undue risk from competitors seeking to capitalize on specific customer or sector relationships.

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We appreciate the Staff’s attention to the review of the Form 10-K and 10-K/A.  Please do not hesitate to contact the undersigned at (484) 693-1702, if you have any questions regarding this letter.

Sincerely,

/s/ Richard F. Fitzgerald
Richard F. Fitzgerald
Chief Financial Officer
TechPrecision Corporation

cc:	Ms. Patricia Do (SEC Division of Corporate Finance)
Mr. James S. Molinaro (TechPrecision Corporation)
Mr. Michael R. Holly (TechPrecision – Audit Committee Chairman)
Mr. William A. Scari, Jr. (Pepper Hamilton LLP)